Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

February 14, 2013

VIA EDGAR TRANSMISSION

Ms. Pamela A. Long

Mr. Craig E. Slivka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Sealy Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14C

Filed February 8, 2013

File No. 001-08738

Dear Ms. Long and Mr. Slivka:

On behalf of Sealy Corporation (the “Company”), we hereby submit the Company’s response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 13, 2013 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14C filed by the Company on February 8, 2013 (the “Amended Preliminary Information Statement”).  We have also revised the Amended Preliminary Information Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14C (“Amendment No. 3”), which reflects these revisions and general updates.  In connection with this letter and the filing of Amendment No. 3, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 3 marked to show changes from the Amended Preliminary Information Statement as filed on February 8, 2013, and four clean courtesy copies of Amendment No. 3.  For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

The Merger, page 17

1.              We note your response to comment one of our letter dated February 4, 2013. In particular, we note that you believe that any enhanced disclosure regarding the decision that Lawrence J. Rogers would continue as CEO of Sealy following completion of the merger would be misleading and not accurately report events. It appears that the only relevant disclosure regarding Mr. Rogers’ continued employment with Tempur-Pedic appears on page 21 and notes that Mr. Rogers believed that Tempur-Pedic would have a strong desire for senior management (including Mr. Rogers) to remain with the company after the transaction. However, we note that according to your press release issued September 27, 2012, the day after the merger agreement was signed, it was already determined that Mr. Rogers would remain CEO of Sealy and report to Mr. Sarvary. Please revise your disclosure to reflect any discussions regarding Mr. Rogers’ continued employment, or, in the alternative, please explain why you do not believe such disclosure is required. Please also explain your statement on page 53 that as of the date of the information statement, none of the company’s executive officers has entered into any agreement, arrangement or understanding regarding employment with the surviving corporation.

In response to the Staff’s comment, we have clarified the fact that Tempur-Pedic made statements to Mr. Rogers and other members of the Company’s management team in the time leading up to and following the execution of the Merger Agreement to the effect that Tempur-Pedic desires that the Company’s management team continue to participate as employees of the combined company immediately following the Merger, including having Mr. Rogers remain as CEO of the Company, which is a desire that is shared by Mr. Rogers.  However, no final or significantly detailed agreements, arrangements or understandings have been reached regarding any such continued employment.  Please see the revised disclosure on pages 25 and 53.

In addition, the Company hereby advises the Staff that the impetus for the language in the Company’s press release issued on September 27, 2012 referenced by the Staff was the apparent mutual desire between Tempur-Pedic and Mr. Rogers that Mr. Rogers continue on as the CEO of the Company following the completion of the Merger.  However, at the time of the press release and as of the date of this letter, no final or significantly detailed agreements, arrangements or understandings have been reached in respect of any such continuation.

We thank you for your assistance in this matter.  Please do not hesitate to call me at (212) 455-2772 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Sean Rodgers, Esq.

Sean Rodgers, Esq.

Company Acknowledgment

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sealy Corporation

By:	/s/ Michael Q. Murray
Name:	Michael Q. Murray, Esq.
Title:	Senior Vice President and General Counsel